Exhibit 3.4 - Certificate of Designation

CERTIFICATE OF DESIGNATION

OF

SERIES A VOTING PREFERRED SHARES DESIGNATION

OF

SMACK SPORTSWEAR

________________________________________

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

________________________________________

The undersigned does hereby certify that pursuant to the authority conferred upon the Board of Directors of Smack Sportswear, a Nevada corporation (the “Corporation”), by its Articles of Incorporation, as amended, and Section 78.315 of the Nevada Revised Statutes, the Board of Directors, by unanimous written consent, duly approved and adopted the following resolution (referred to herein as the “Resolution”):

RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation (“Board of Directors”) by the Articles of Incorporation of the Corporation (the “Articles”), and in recognition of the fact that the Certificate of Amendment filed on December 6, 2012 designated the Series A Voting Preferred Stock, the Board of Directors hereby confirms, clarifies and further defines and, authorizes the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation, consisting of up to 2,000,000, and hereby fixes the voting powers, designations, preferences, and relative, optional and other special rights, and qualifications, limitations, and restrictions thereof, of the shares of such series, in addition to those set forth in the Articles, as follows:

SECTION 1. DESIGNATION OF SERIES A VOTING PREFERRED STOCK. The shares of the series of preferred stock created and authorized by this Certificate of Designation shall be designated “Series A Voting Preferred Stock” (the “Series A Voting Preferred Stock”). The total number of authorized shares constituting the Series A Voting Preferred Stock shall be 2,000,000. The number of shares constituting this series of preferred stock of the Corporation may be increased or decreased at any time, from time to time, in accordance with applicable law up to the maximum number of shares of preferred stock authorized under the Articles, less all shares at the time authorized of any other series of preferred stock of the Corporation; provided, however, that no decrease shall reduce the number of shares of this series to a number less than that of the then-outstanding shares of Series A Voting Preferred Stock. The stated par value of the Series A Voting Preferred Stock shall be $0.001 per share. Shares of the Series A Voting Preferred Stock shall be dated the date of issue.

SECTION 2. DIVIDEND RIGHTS. The holders of shares of Series A Voting Preferred Stock shall not be entitled to receive any dividends.

SECTION 3. LIQUIDATION RIGHTS. The holders of shares of Series A Voting Preferred Stock shall not have any liquidation rights.

SECTION 4. VOTING RIGHTS. The holders of Series A Voting Preferred Stock shall be entitled to (a) notice of any meeting of the shareholders of the Corporation; and (b) have the power to vote each share at any shareholder meeting, where each share of Series A Voting Preferred Stock carries the weight of twenty (20) votes for each share of common stock.

SECTION 5. TRANSFERABILITY. The holders of the Series A Voting Preferred Stock shall be entitled to transfer their ownership and rights of the Series A Voting Preferred Stock at any time, in a private transaction.

RESOLVED FURTHER, that the President and the Secretary of the Corporation hereby are authorized and directed to prepare, execute, verify, file and record a certificate of designation of preferences in accordance with the foregoing resolutions and the provisions of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its President this 6th day of December, 2012.

Smack Sportswear

By: /s/ Bill Sigler

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Bill Sigler, President